                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                Tribune Company
 ----------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                  896047-10-7
                                  -----------
                                 (CUSIP Number)


             William Stinehart, Jr., Gibson, Dunn & Crutcher LLP,
             ----------------------------------------------------
   2029 Century Park East, Suite 4000, Los Angeles, CA  90067- (310) 552-8500
   --------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 12, 2000
        --------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
                               Page 1 of 13 Pages

----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 2 of 13 Pages
--------- ----------------------------------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

                    Gwendolyn Garland Babcock
--------- ----------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                                (a) [  ]
                                                                                                          (b) [  ]
          N/A
--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------
4         Source of Funds
          OO
--------- ----------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                       [ ]
--------- ----------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization

          United States citizen
--------- ----------------------------------------------------------------------------------------------------------
          Number of Shares            7         Sole Voting Power
                                                50,000
------------------------------------- --------- --------------------------------------------------------------------
         Beneficially Owned           8         Shared Voting Power
                                                36,305,255
------------------------------------- --------- --------------------------------------------------------------------
         By Each Reporting            9         Sole Dispositive Power
                                                50,000
------------------------------------- --------- --------------------------------------------------------------------
            Person With               10        Shared Dispositive Power
                                                36,305,255
------------------------------------- --------- --------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          36,355,255
--------- ----------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          N/A                                                                                                 [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          Approximately 10.6%
--------- ----------------------------------------------------------------------------------------------------------
14        Type of Reporting Person
          OO (Trustee)
----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 2 of 13 Pages
----------------------------------------- ---------------------------------- ---------------------------------------

                        (Continued on following pages)
                              Page 2 of 12 Pages

----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 3 of 13 Pages
--------- ----------------------------------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

          Jeffrey Chandler
--------- ----------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                                (a) [  ]
                                                                                                          (b) [  ]
          N/A
--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------
4         Source of Funds
          OO
--------- ----------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                        [ ]
--------- ----------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization

          United States citizen
------------------------------------- --------- --------------------------------------------------------------------
          Number of Shares            7         Sole Voting Power
                                                0
------------------------------------- --------- --------------------------------------------------------------------
         Beneficially Owned           8         Shared Voting Power
                                                36,304,135
------------------------------------- --------- --------------------------------------------------------------------
         By Each Reporting            9         Sole Dispositive Power
                                                0
------------------------------------- --------- --------------------------------------------------------------------
            Person With               10        Shared Dispositive Power
                                                36,304,135
--------- ----------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          36,304,135
--------- ----------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          N/A                                                                                                  [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          Approximately 10.6%
--------- ----------------------------------------------------------------------------------------------------------
14        Type of Reporting Person

          OO (Trustee)
----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 3 of 13 Pages
----------------------------------------- ---------------------------------- ---------------------------------------

----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 4 of 13 Pages
--------- ----------------------------------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

          William Stinehart, Jr.
--------- ----------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                                (a) [  ]
                                                                                                          (b) [  ]
          N/A
--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------
4         Source of Funds
          OO
--------- ----------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                        [ ]
--------- ----------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization

          United States citizen
------------------------------------- --------- --------------------------------------------------------------------
          Number of Shares            7         Sole Voting Power
                                                13,750
------------------------------------- --------- --------------------------------------------------------------------
         Beneficially Owned           8         Shared Voting Power
                                                36,304,135
------------------------------------- --------- --------------------------------------------------------------------
         By Each Reporting            9         Sole Dispositive Power
                                                13,750
------------------------------------- --------- --------------------------------------------------------------------
            Person With               10        Shared Dispositive Power
                                                36,304,135
--------- ----------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          36,317,885
--------- ----------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          N/A                                                                                                  [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          Approximately 10.6%
--------- ----------------------------------------------------------------------------------------------------------
14        Type of Reporting Person

          OO (Trustee)
----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 4 of 13 Pages
----------------------------------------- ---------------------------------- ---------------------------------------

--------- ----------------------------------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

          Camilla Chandler Frost
--------- ----------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                                (a) [  ]

          N/A                                                                                             (b) [  ]
--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4         Source of Funds
          OO
--------- ----------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                       [ ]
--------- ----------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization

          United States citizen
--------- ----------------------------------------------------------------------------------------------------------
          Number of Shares            7         Sole Voting Power
                                                427,662
------------------------------------- --------- --------------------------------------------------------------------
         Beneficially Owned           8         Shared Voting Power
                                                36,304,135
------------------------------------- --------- --------------------------------------------------------------------
         By Each Reporting            9         Sole Dispositive Power
                                                427,662
------------------------------------- --------- --------------------------------------------------------------------
            Person With               10        Shared Dispositive Power
                                                36,304,135
------------------------------------- --------- --------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          36,731,797
--------- ----------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                                [ ]
          N/A
--------- ----------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          Approximately 10.7%
--------- ----------------------------------------------------------------------------------------------------------
14        Type of Reporting Person

          OO (Trustee)
----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 5 of 13 Pages
----------------------------------------- ---------------------------------- ---------------------------------------

--------- ----------------------------------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

          Douglas Goodan
--------- ----------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                                (a) [  ]
                                                                                                          (b) [  ]
          N/A
--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4         Source of Funds
          OO
--------- ----------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                        [ ]

--------- ----------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization

          United States citizen
------------------------------------- --------- --------------------------------------------------------------------
          Number of Shares            7         Sole Voting Power
                                                0
------------------------------------- --------- --------------------------------------------------------------------
         Beneficially Owned           8         Shared Voting Power
                                                36,304,135
------------------------------------- --------- --------------------------------------------------------------------
         By Each Reporting            9         Sole Dispositive Power
                                                0
------------------------------------- --------- --------------------------------------------------------------------
            Person With               10        Shared Dispositive Power
                                                36,304,135
--------- ----------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          36,304,135
--------- ----------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                                [ ]
          N/A
--------- ----------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          Approximately 10.6%
--------- ----------------------------------------------------------------------------------------------------------
14        Type of Reporting Person

          OO (Trustee)
--------- ----------------------------------------------------------------------------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 6 of 13 Pages
----------------------------------------- ---------------------------------- ---------------------------------------

----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 7 of 13 Pages
--------- ------------------------------- ---------------------------------- ---------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

          Judy C. Webb
--------- ----------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                                (a) [  ]
                                                                                                          (b) [  ]
          N/A
--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4         Source of Funds
          OO
--------- ----------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                       [ ]
--------- ----------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization

          United States citizen
--------- ----------------------------------------------------------------------------------------------------------
          Number of Shares            7         Sole Voting Power
                                                0
------------------------------------- --------- --------------------------------------------------------------------
         Beneficially Owned           8         Shared Voting Power
                                                36,304,135
------------------------------------- --------- --------------------------------------------------------------------
         By Each Reporting            9         Sole Dispositive Power
                                                0
------------------------------------- --------- --------------------------------------------------------------------
            Person With               10        Shared Dispositive Power
                                                36,304,135
------------------------------------- --------- --------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          36,304,135
--------- ----------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                                [ ]
          N/A

--------- ----------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          Approximately 10.6%
--------- ----------------------------------------------------------------------------------------------------------
14        Type of Reporting Person

          OO (Trustee)
----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 7 of 13 Pages
----------------------------------------- ---------------------------------- ---------------------------------------

----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 8 of 13 Pages
--------- ------------------------------- ---------------------------------- ---------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

          Warren B. Williamson
--------- ----------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                                (a) [  ]
                                                                                                          (b) [  ]
          N/A
--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4         Source of Funds
          OO
--------- ----------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                        [ ]

--------- ----------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization

          United States citizen
------------------------------------- --------- --------------------------------------------------------------------
          Number of Shares            7         Sole Voting Power
                                                50,707
------------------------------------- --------- --------------------------------------------------------------------
         Beneficially Owned           8         Shared Voting Power
                                                36,304,135
------------------------------------- --------- --------------------------------------------------------------------
         By Each Reporting            9         Sole Dispositive Power
                                                50,707
------------------------------------- --------- --------------------------------------------------------------------
            Person With               10        Shared Dispositive Power
                                                36,304,135
--------- ----------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          36,354,842
--------- ----------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                                [ ]
          N/A
--------- ----------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          Approximately 10.6%
--------- ----------------------------------------------------------------------------------------------------------
14        Type of Reporting Person

          OO (Trustee)
----------------------------------------- ---------------------------------- ---------------------------------------
CUSIP No. 896047-10-7                                    13D                 Page 8 of 13 Pages
--------- ------------------------------- ---------------------------------- ---------------------------------------

     Item 1.   Security and Issuer

     This statement relates to the Common Stock of Tribune Company, no par value per share. The principal executive offices of Tribune Company are located at 435 North Michigan Avenue, Chicago, Illinois 60611.

     Item 2.   Identity and Background

This Schedule 13D is filed by the Trustees of Chandler Trust No. 1 and Chandler Trust No. 2:

     (i) Gwendolyn G. Babcock, an individual, resident of 1500 Park Place, San Marino, California 91108. Ms. Babcock is a private investor and is a citizen of the United States. During the last 5 years, Ms. Babcock has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (ii) Jeffrey Chandler an individual, whose principal business address is Tri-Cities Broadcasting, Inc., 162 S. Rancho Santa Fe Road, Suite B-6Q, Encinitas, 92024. Mr. Chandler is a private investor and is a citizen of the United States. During the last 5 years, Mr. Chandler has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (iii) William Stinehart, Jr., an individual, whose principal business address is Gibson, Dunn & Crutcher LLP, 2029 Century Park East, Suite 4000, Los Angeles, California 90067. Mr. Stinehart is a partner in the law firm of Gibson, Dunn & Crutcher LLP and is a citizen of the United States. During the last 5 years, Mr. Stinehart has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (iv) Camilla Chandler Frost, an individual, whose principal business address is Chandis Securities, 350 West Colorado Boulevard, Suite 230, Pasadena, California 91105. Ms. Frost is a private investor and is a citizen of the United States. During the last 5 years, Ms. Frost has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (v) Douglas Goodan, an individual, resident of 2550 Aberdeen Avenue, Los Angeles, California 90027. Mr. Goodan is a private investor and is a citizen of the United States. During the last 5 years, Mr. Goodan has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (vi) Judy C. Webb, an individual, resident of 19 Leeward Road, Belvedere, California 94920. Ms. Webb is a private investor and is a citizen of the United States. During the last 5 years, Ms. Webb has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (vii) Warren B. Williamson, an individual, whose principal business address is Chandis Securities, 350 West Colorado Boulevard, Suite 230, Pasadena, California 91105. Mr. Williamson is retired from Crowell, Weedon and Co., a stock brokerage firm with which he had been associated since 1970. Mr. Williamson is a citizen of the United States. During the last 5 years, Mr. Williamson has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.    Source and Amount of Funds or Other Consideration

     The securities referenced in Item 1 are shares of capital stock of Tribune Company, a Delaware corporation ("Tribune"). Most of the shares reported in this filing (36,304,135) are the result of shares of The Times-Mirror Company, a Delaware corporation ("Times Mirror") originally contributed to two trusts in 1935. On June 12, 2000, Times Mirror merged with and into Tribune, with Tribune as the surviving company. By operation of the merger, each share of Times Mirror Common Stock owned by each of the trusts was converted into 2.5 shares of Tribune Common Stock. The remaining shares reported in Item 1 held by individual trustees were acquired principally by gift or inheritance.

     Item 4.    Purpose of Transaction.

     Most of the shares of Common Stock of Tribune reported in this filing (36,304,135) are assets in the trusts overseen by the persons referenced in Item
2. The securities were originally acquired and have long been held for investment. As described in Item 3 above, the securities were recently converted into Tribune Common Stock in connection with the merger of Times Mirror with and into Tribune, with Tribune as the surviving company, pursuant to the Agreement and Plan of Merger attached as Exhibit A to this Schedule (the "Merger Agreement").

     Item 5.   Interest in Securities of the Issuer.

     As of June 20, 2000:

     (A) Ms. Babcock (i) is the beneficial owner of 36,355,255 shares (ii) has the sole power to vote or direct the vote of 50,000 shares, (iii) the shared power to vote or direct the vote of 36,305,255 shares, (iv) the sole power to dispose or direct the disposition of 50,000 shares and

(v) the shared power to dispose or direct the disposition of 36,305,255 shares of Tribune Common Stock beneficially owned by her representing approximately 10.6% of the issued and outstanding shares of Common Stock of Tribune. Because
Section 3.1 of the Merger Agreement attached hereto as Exhibit A entitled the holders of Times Mirror securities to elect to receive either cash or Tribune securities as consideration in the merger, the approximate 10.6% percentage ownership referred to in the previous sentence is based on the estimated number of Tribune securities projected to be outstanding following final determination of such cash/stock elections.

     (B) Mr. Chandler (i) is the beneficial owner of 36,304,135 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by him representing approximately 10.6% of the issued and outstanding shares of Common Stock of Tribune. Because Section 3.1 of the Merger Agreement attached hereto as Exhibit A entitled the holders of Times Mirror securities to elect to receive either cash or Tribune securities as consideration in the merger, the approximate 10.6% percentage ownership referred to in the previous sentence is based on the estimated number of Tribune securities projected to be outstanding following final determination of such cash/stock elections.

     (C) Mr. Stinehart (i) is the beneficial owner of 36,317,885 shares, (ii) has the sole power to vote or direct the vote of 13,750 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 13,750 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by him representing approximately 10.6% of the issued and outstanding shares of Common Stock of Tribune. Because Section 3.1 of the Merger Agreement attached hereto as Exhibit A entitled the holders of Times Mirror securities to elect to receive either cash or Tribune securities as consideration in the merger, the approximate 10.6% percentage ownership referred to in the previous sentence is based on the estimated number of Tribune securities projected to be outstanding following final determination of such cash/stock elections.

     (D) Ms. Frost (i) is the beneficial owner of 36,731,797 shares, (ii) has the sole power to vote or direct the vote of 427,662 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 427,662 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by her representing approximately 10.7% of the issued and outstanding shares of Common Stock of Tribune. Because Section 3.1 of the Merger Agreement attached hereto as Exhibit A entitled the holders of Times Mirror securities to elect to receive either cash or Tribune securities as consideration in the merger, the approximate 10.6% percentage ownership referred to in the previous sentence is based on the estimated number of Tribune securities projected to be outstanding following final determination of such cash/stock elections.

     (E) Mr. Goodan (i) is the beneficial owner of 36,304,135 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by him representing approximately 10.6% of the issued and outstanding shares of Common Stock of Tribune. Because Section 3.1 of the Merger Agreement attached hereto as Exhibit A entitled the holders of Times Mirror securities to elect to receive either cash or Tribune securities as consideration in the merger, the approximate 10.6% percentage ownership referred to in the previous sentence is based on the estimated number of Tribune securities projected to be outstanding following final determination of such cash/stock elections.

     (F) Ms. Webb (i) is the beneficial owner of 36,304,135 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by her representing approximately 10.6% of the issued and outstanding shares of Common Stock of Tribune. Because Section 3.1 of the Merger Agreement attached hereto as Exhibit A entitled the holders of Times Mirror securities to elect to receive either cash or Tribune securities as consideration in the merger, the approximate 10.6% percentage ownership referred to in the previous sentence is based on the estimated number of Tribune securities projected to be outstanding following final determination of such cash/stock elections.

     (G) Mr. Williamson (i) is the beneficial owner of 36,354,842 shares, (ii) has the sole power to vote or direct the vote of 50,707 shares, (iii) the shared power to vote or direct the vote of 36,304,135 shares, (iv) the sole power to dispose or direct the disposition of 50,707 shares and (v) the shared power to dispose or direct the disposition of 36,304,135 shares of Tribune Common Stock beneficially owned by him representing approximately 10.6% of the issued and outstanding shares of Common Stock of Tribune. Because Section 3.1 of the Merger Agreement attached hereto as Exhibit A entitled the holders of Times Mirror securities to elect to receive either cash or Tribune securities as consideration in the merger, the approximate 10.6% percentage ownership referred to in the previous sentence is based on the estimated number of Tribune securities projected to be outstanding following final determination of such cash/stock elections.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of the Issuer.

  Other than as described in Items 3 and 4 (the answers to which are incorporated herein by reference) and as contemplated by the Merger Agreement (attached to this Schedule as Exhibit A), to the best knowledge of the filing persons, there are no contracts, agreements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of the Issuer.

     Item 7.  Material to be Filed as Exhibits.

     The Merger Agreement between Times Mirror and Tribune is attached as Exhibit A to this Schedule.